SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)
 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani	Duncan McCurrach
ValueVest Management Company II, LLC	Sullivan & Cromwell LLP
One Ferry Building, Suite 255,	125 Broad Street,
San Francisco, California 94111	New York, New York 10004
(415) 677-5850	(212) 558-4066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032092-30-6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 032092-30-6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest Management Company II, LLC (47-0951956)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 032092-30-6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 032092-30-6
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 11 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007, March 21, 2007, July 20, 2007, July 27, 2007, September 11, 2007, December 7, 2007 and December 12, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.             Purpose of Transaction.

Item 4 is amended by inserting the following paragraphs after the description of the letter received by the Investment Manager from Mr. Strickland of the Issuer on December 10, 2007:

On January 23, 2008, the Investment Manager sent an e-mail to the non-executive directors of the Issuer. That e-mail is reproduced below (salutation and signature omitted):

“We refer to our prior correspondence. Based on the lack of any public disclosure, we assume that Ampex has not yet paid the $2.7 million which must be paid to Hillside to prevent them from being able to accelerate repayment of all the outstanding Hillside debt. It is beyond question that making this payment is in the best interests of Ampex and its stockholders and that your fiduciary duties require you to make the payment as soon as possible. In addition, this delay should represent the final chapter in the long and sorry tale of indolence, gross negligence and breach of fiduciary duty by Ampex's current management. As directors of a public company, it is also your fiduciary duty to immediately remove management and to assume direct responsibility for the negotiations with Hillside and the monetization of Ampex's valuable intellectual property portfolio. If you fail to take the actions outlined above, each of you will face personal liability for any resulting damages suffered by Ampex's shareholders. As always, we remain ready, willing and able to meet with you and to assist you in your dealings with Hillside and the monetization process.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2008

ValueVest High Concentration Master Fund, Ltd.

/s/ Mark B. Bakar
By: Mark B. Bakar
Title: Director

ValueVest Management Company II, LLC

/s/ David Cariani
By: David Cariani
Title: Managing Member

/s/ Mark B. Bakar
Mark B. Bakar

/s/ David Cariani
David Cariani

SK 23300 0002 848584